UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended November 30, 2001
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-4663
                       -------



             HUGHES NON-BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN
                                       AND
                            HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)


                         Hughes Electronics Corporation
                             200 N. Sepulveda Blvd.
                        El Segundo, California 90245-0956
                       ----------------------------------
                     (Full titles and address of the plans)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                        the plans and the address of its
                          principal executive offices)


Registrant's telephone number, including area code (313) 556-5000

          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                             Peter R. Bible
                                             Chief Accounting Officer
                                             General Motors Corporation
                                             300 Renaissance Center
                                             Detroit, Michigan 48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------


(a)   FINANCIAL STATEMENTS
      --------------------

      The Hughes Non-Bargaining Employees Thrift and Savings Plan
("Non-Bargaining Plan") and the Hughes Savings Plus Plan ("Savings Plus Plan").

                                                                  Page No.
                                                                  --------

      Independent Auditors' Report................................    5

      Financial Statements:
      --------------------

      Statements of Net Assets Available for Benefits by Plan as of
        November 30, 2001..........................................   6

      Statements of Net Assets Available for Benefits by Plan as of
        November 30, 2000..........................................   7

      Statements of Changes in Net Assets Available for Benefits
        by Plan for the year ended November 30, 2001...............   8

      Statements of Changes in Net Assets Available for Benefits
        By Plan for the year ended November 30, 2000...............   9

      Notes to Financial Statements................................  10


      Supplemental Schedules Omitted
      ------------------------------

      Supplemental schedules are omitted because of the absence of conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Consent of Independent Auditors.................  20

                                    SIGNATURE

      The Non-Bargaining Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Non-Bargaining Employees Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Non-Bargaining Employees
                                                   Thrift and Savings Plan
                                               -------------------------------
                                                     (Name of Plan)


Date:  May 22, 2002                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

                                   SIGNATURE (concluded)

      The Savings Plus Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Savings Plus Plan
                                               ------------------------
                                                     (Name of Plan)


Date:  May 22, 2002                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

INDEPENDENT AUDITORS' REPORT
----------------------------

Hughes Non-Bargaining Employees Thrift and Savings Plan and Hughes Savings Plus
Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits by Plan of the Hughes Non-Bargaining Employees Thrift and Savings Plan, and the Hughes Savings Plus Plan (formerly Hughes Bargaining Employees Thrift and Savings Plan)(collectively, the "Plans") as of November 30, 2001 and 2000 and the related Statements of Changes in Net Assets Available for Benefits by Plan for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at November 30, 2001 and 2000 and the changes in their net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Los Angeles, California
May 10, 2002

                     HUGHES NON-BARGAINING EMPLOYEES THRIFT
                  AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

NOVEMBER 30, 2001

                              NON-BARGAINING      SAVINGS PLUS     TOTAL
                              --------------      ------------     -----
                                         (Dollars in Thousands)

INVESTMENT IN HUGHES MASTER
 TRUST (Notes 2 and 6)          $2,557,911          $121,529    $2,679,440

  CONTRIBUTIONS RECEIVABLE:
    Employee                           618                17           635
    Employer                           313                12           325
                                 ---------          --------     ---------
      Total contributions
        receivable                     931                29           960
                                 ---------          --------     ---------
  NET ASSETS AVAILABLE
    FOR BENEFITS                $2,558,842          $121,558    $2,680,400
                                ==========          ========    ==========

See notes to financial statements.

                     HUGHES NON-BARGAINING EMPLOYEES THRIFT
                  AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

NOVEMBER 30, 2000

                                                 SAVINGS PLUS
                                                  (Formerly
                              NON-BARGAINING     "Bargaining")     TOTAL
                              --------------     ------------      -----
                                         (Dollars in Thousands)

INVESTMENT IN HUGHES MASTER
 TRUST (Notes 2 and 6)          $3,139,091         $155,157     $3,294,248

  CONTRIBUTIONS RECEIVABLE:
    Employee                           659             -               659
    Employer                           301             -               301
                                 ---------         --------     ----------
      Total contributions
        receivable                     960             -               960
                                 ---------         --------     ----------
  NET ASSETS AVAILABLE
    FOR BENEFITS                $3,140,051         $155,157     $3,295,208
                                ==========         ========     ==========

See notes to financial statements.

                     HUGHES NON-BARGAINING EMPLOYEES THRIFT
                  AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN



FOR THE YEAR ENDED NOVEMBER 30, 2001

                                       NON-
                                    BARGAINING     SAVINGS PLUS     TOTAL
                                    ----------     ------------   ---------
                                             (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment loss
    from Hughes Master
    Trust (Note 6)                  $(354,493)      $(17,882)     $(372,375)
                                     --------      ---------      ---------
OTHER INCREASE/(DECREASE)
IN ACTIVITIES:
  Employee contributions               33,730            928         34,658
  Employer contributions               14,138            605         14,743
  Benefit payments                   (273,356)       (18,478)      (291,834)
  Plan transfer                        (1,228)         1,228              -
                                    ---------        -------       --------
  Net decrease
    in other activities              (226,716)       (15,717)      (242,433)
                                    ---------        -------       --------
DECREASE IN NET ASSETS
AVAILABLE FOR BENEFITS               (581,209)       (33,599)      (614,808)

 NET ASSETS AVAILABLE
  FOR BENEFITS AT:
  BEGINNING OF YEAR                 3,140,051        155,157      3,295,208
                                    ---------        -------      ---------

  END OF THE YEAR                  $2,558,842       $121,558     $2,680,400
                                    =========        =======      =========



See notes to financial statements.

                     HUGHES NON-BARGAINING EMPLOYEES THRIFT
                  AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN


FOR THE YEAR ENDED NOVEMBER 30, 2000

                                                  SAVINGS PLUS
                                       NON-       (Formerly
                                    BARGAINING     "Bargaining")    TOTAL
                                    ----------    -------------   ---------
                                             (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment income loss
    from Hughes Master
    Trust (Note 6)                   $(93,345)       $(6,039)      $(99,384)
                                     --------      ---------      ---------
OTHER INCREASE/(DECREASE)
IN ACTIVITIES:
  Employee contributions               80,559          5,664         86,223
  Employer contributions               29,573          2,217         31,790
  Benefit payments                   (445,274)       (26,605)      (471,879)
  Plan transfer                         2,293         (2,293)             -
                                    ---------       --------       --------
  Net decrease
    in other activities              (332,849)       (21,017)      (353,866)
                                    ---------       --------       --------
DECREASE IN NET ASSETS
AVAILABLE FOR BENEFITS               (426,194)       (27,056)      (453,250)

 NET ASSETS AVAILABLE
  FOR BENEFITS AT:
  BEGINNING OF YEAR                 3,566,245        182,213      3,748,458
                                    ---------        -------      ---------

  END OF THE YEAR                  $3,140,051       $155,157     $3,295,208
                                    =========        =======      =========



See notes to financial statements.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000

NOTE 1.  PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Hughes Non-Bargaining Employees Thrift and Savings Plan and Hughes Savings Plus Plan (Formerly Hughes Bargaining Employees Thrift and Savings Plan)(collectively "the Plans"), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Description of the Plans - The financial statements comprise the accounts of the Hughes Non-Bargaining Employees Thrift and Savings Plan ("Non-Bargaining Plan") and the Hughes Savings Plus Plan ("Savings Plus Plan"). The Plans were restated on November 16, 2001, to incorporate the various amendments made throughout the years, and to conform with current regulations as required. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974("ERISA").

Plan Administration - The Plans are administered by an Administrative Committee whose members are appointed by Hughes Electronics Corporation (the "Company" or "Hughes"), a wholly owned subsidiary of General Motors Corporation ("GM"). The trustee of the Plans is Bankers Trust Company ("Bankers Trust"). Additional Plan information is provided to the participants by the Company in the form of Summary Annual Reports. The Plans' expenses are paid by the plan participants, as provided by the Plans' documents.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plans have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments - The Plans participate in the Hughes Electronics Corporation Savings Plan Master Trust (the "Master Trust"). See further discussion in Note
6. The Plans' investments in the Master Trust are presented at estimated fair value, which has been determined based on the fair value of the investments of the Master Trust.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Financial Instruments and Investments - The Plans invest in a master trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could have a materially adverse effect on the Plans' financial statements.

Income Taxes - The Internal Revenue Service has ruled that the Plans are qualified under Section 401 of the Internal Revenue Code (the "Code") and are, therefore, not subject to Federal income taxes under present income tax laws. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements. Contributions by participants made on a "pre-tax" basis, the Company's matching contributions, and the earnings thereon are not subject to Federal income taxes to the participants until distributed from the Plans.
                                     - 10 -

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000 - Continued

NOTE 3.  PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the respective Plans are eligible to participate in the Plans as soon as administratively feasible following one hour of service. The Plans provide that eligible non-highly compensated participants may contribute from 1 percent to 15 percent, and eligible highly compensated participants may contribute from 1 percent to 12 percent(in whole percentages) of his or her compensation to the Plans. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 6.

The Company contributes to the General Motors Class H Common Stock Fund an amount equal to 100 percent of the individual employee's contribution to the plan up to 4 percent of the employee's compensation, subject to certain limitations.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions are based on years of continuous service. Participants become fully vested after five years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plans.

The Company reserves the right to terminate the Plans at any time subject to the provisions set forth in ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 4.  PARTICIPANT LOANS

The Plans allow participants to borrow from their vested account balances, subject to certain limitations as set forth in the Plans. The loans bear interest at 1 percent over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which is fixed at the inception of the loan), and maturities may not exceed four years.

The loans are deducted from the participants' vested account balances using a source hierarchy. The funds are withdrawn from sources in the following order: old after-tax employee contributions, new after-tax employee contributions, pre-tax employee contributions, rollover contributions, company match unrestricted, and company match restricted. Funds are withdrawn pro-rata from the funds for each source. Loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000 - Continued



NOTE 5.  BENEFITS TO WITHDRAWING PARTICIPANTS

Benefit payments to participants are recorded upon distribution. Net assets available for benefits include the following amounts allocated to accounts of persons who have elected to withdraw from the Plans, but have not yet been paid from the Plans:

  Plans                                        2001          2000
------------------                           -------       -------
                                             (Dollars in Thousands)

Non-Bargaining                                $1,184        $3,475
Savings Plus (Formerly Bargaining)                66           210
                                               -----         -----
  Total                                       $1,250        $3,685
                                               =====         =====


NOTE 6.  INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between Hughes and Bankers Trust, as trustee of the funds, to permit the commingling of trust assets of the Plans for investment and administrative purposes. Each Plan has an undivided interest in the net assets of the Master Trust and changes therein. The assets of the Master Trust are held by Bankers Trust. Although assets of both plans are commingled in the master trust, the Plan's record keeper (Fidelity Investments) maintains supporting records for the purpose of allocating the net gain or loss of the investments to each of the Plans. The net investment income of the investment assets is allocated by the record keeper to each Plan based on account balances for participants by Plan.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000 - Continued

The following schedules summarize the net assets and net investment income of the Master Trust.

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 2001
                                    TOTAL
                                    -----
                            (Dollars in thousands)
INVESTMENTS:
  Short-term
   investment funds              $ 131,044
  Certificates of
   deposit                           9,992
  Short-term U.S.
   Govt. obligations                99,278
  Long-term U.S.
   Govt. obligations
  Short-term corporate
   obligations                     301,495
  Long-term corporate
   obligations
  Common stock                     810,093
  Common stocks-GM
   Class H                         357,718
  Pooled investments               163,588
  Preferred stock                    1,676
  Insurance contracts               24,917
  Mutual funds                     445,446
  Participant loans                 32,959
  Other                            298,540
                                 ---------
  Total investments              2,676,746
  Dividends and interest
   receivable                        4,224
  Receivable for
   securities sold                   3,370
  Payable for securities
   purchased                        (4,270)
  Contributions
   receivable                          960
  Other                               (630)
                                 ---------
NET ASSETS OF THE
  MASTER TRUST                  $2,680,400
                                 =========

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000 - Continued

a) NET ASSETS OF THE MASTER TRUST


NOVEMBER 30, 2000
                                    TOTAL
                                    -----
                            (Dollars in thousands)
INVESTMENTS:
  Short-term
   investment funds               $137,201
  Certificates of
   deposit                          91,011
  Short-term U.S.
   Govt. obligations                     -
  Long-term U.S.
   Govt. obligations                     -
  Short-term corporate
   obligations                     312,464
  Long-term corporate
   obligations                           -
  Common stock                     899,614
  Common stocks-GM
   Class H                         585,302
  Pooled investments               349,360
  Preferred stock                    1,555
  Insurance contracts               49,140
  Mutual funds                     511,546
  Participant loans                 43,440
  Other                            299,364
                                 ---------
  Total investments              3,279,997
  Dividends and interest
   receivable                       10,779
  Receivable for
   securities sold                   5,895
  Payable for securities
   purchased                        (1,974)
  Contributions
   receivable                          960
  Other                               (449)
                                 ---------
NET ASSETS OF THE
  MASTER TRUST                  $3,295,208
                                 =========

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000 - Continued

b) NET INVESTMENT INCOME/(LOSS) OF THE MASTER TRUST

FOR THE YEAR ENDED NOVEMBER 30, 2001

                                                 TOTAL
                                                -------
                                        (Dollars in Thousands)
INVESTMENT INCOME/(LOSS) AND
EXPENSES:
  Net appreciation/(depreciation) in fair
    value of investments
    Hughes Equity Fund                      $ (155,873)
    Hughes Fixed Income Fund                      (644)
    GM Class H Common Stock Fund              (185,367)
    Hughes Balanced Fund                       (22,001)
    Raytheon Class A
      Common Stock Fund                            366
    Fidelity Combined Funds                   (100,831)
                                               -------
      Net depreciation in fair
         value of investments                 (464,350)

  Dividends                                     43,066
  Interest and other
    income                                      54,121
  Investment management
    and trustee fees                            (5,212)
                                               -------
NET INVESTMENT LOSS                        $  (372,375)
                                               =======

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000 - Continued

b) NET INVESTMENT INCOME/(LOSS) OF THE MASTER TRUST

FOR THE YEAR ENDED NOVEMBER 30, 2000

                                                 TOTAL
                                                -------
                                        (Dollars in Thousands)
INVESTMENT INCOME/(LOSS) AND
EXPENSES:
  Net appreciation/(depreciation) in fair
    value of investments
    Hughes Equity Fund                       $  53,975
    Hughes Fixed Income Fund                    (2,213)
    GM Class H Common Stock Fund              (203,178)
    Hughes Balanced Fund                         3,433
    Raytheon Class A
      Common Stock Fund                          2,821
    Fidelity Combined Funds                    (66,668)
                                               -------
      Net depreciation in fair
         value of investments                 (211,830)

  Dividends                                     53,891
  Interest and other
    income                                      64,254
  Investment management
    and trustee fees                            (5,699)
                                               -------
NET INVESTMENT LOSS                          $ (99,384)
                                               =======

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000 - Continued

NOTE 7. RELATED PARTY

Investments of the Master Trust are managed by independent investment advisors, with the exception of one account in the Hughes Fixed Income Fund managed directly by a subsidiary of the Company which also performs certain other duties in relation to the oversight of the investments of the Plans (with asset values at November 30, 2001 and 2000 of approximately $487,773,000 and $472,781,000, respectively). Investment management fees paid by the Plans to the subsidiary for the account it manages were as follows:

  Plans                                         2001          2000
----------------------------------              ----          ----
                                              (Dollars in Thousands)

Non-Bargaining                                  $340          $310
Savings Plus (Formerly Bargaining)                18            16
                                                ----          ----
  Total investment management fees              $358          $326
                                                ====          ====

The Master Trust invests in certain General Motors Acceptance Corporation bonds and General Motors Corporation common stocks. The plan sponsor is a wholly owned subsidiary of General Motors Corporation and, therefore, these transactions qualify as party-in-interest transactions.

Note 8.  SPIN-OFF

On October 6, 2000, Hughes completed the sale of its satellite systems manufacturing businesses ("Satellite Businesses") to The Boeing Company ("Boeing"). Under the terms of the sale, the Satellite Businesses' employees that became Boeing employees were permitted to retain their account balances in the Plans. After the closing date, these participants are permitted to rollover their account balance to an IRA or another employer's plan, including the Boeing-sponsored savings plan.


Note 9.  PLAN AMENDMENTS

The Plans were amended to include the following changes:

   Effective December 1, 1999, automatic enrollment at a 2% deferral rate for newly hired employees is required, unless a negative election is made, and employees are eligible to participate in the Plans as soon as administratively feasible following one hour of service.

   Effective December 1, 1999, the maximum allowable contribution was changed from 12 percent to 15 percent for non-highly compensated participants.

   Effective December 1, 1999, terminated employees were permitted access to loans, partial withdrawals and age 59 1/2 withdrawals.

   Effective January 1, 2000, participants who reach age 70 1/2 and remain in-service shall not be required to begin receiving annual minimum required distributions while they remain in-service.

   Effective January 1, 2000, a processing fee of $20 (or such other amount as may be set by the Plan Administrator) will be charged to the participant's account for each voluntary withdrawal requested that would otherwise be charged to the Plans.

   Effective December 1, 2000, the Hughes Bargaining Employees Thrift and Savings Plan was renamed to the Hughes Savings Plus Plan.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000 - Continued

   Effective December 1, 2000, all DIRECTV Call Center participants were moved from the Non-Bargaining Plan into the Savings Plus Plan.

   Effective January 1, 2001, the deferral rate increased from 2% to 4% for automatic enrollment of newly hired and re-hired employees for only the Non-Bargaining Plan.

   Effective June 14, 2001, service time at PanAmSat and DTVLA is recognized as if the employee were hired or transferred in from a wholly owned subsidiary.

NOTE 10. SUBSEQUENT EVENTS

The Plans were amended to include the following changes:

   Effective December 1, 2001, payment of minimum required distributions are permitted in order to comply with the 2001 proposed IRS regulations.

   Effective January 1, 2002, the Plan Administrator is allowed to approve changes in contribution rates to the Plans as permitted by law and where such changes are in the best interest of the Plans and their participants.

   Effective January 1, 2002, Non-Highly Compensated Employees may contribute up to 20% of pre-tax or after-tax compensation (in the aggregate) to the Plans during any Plan Year.

   Effective January 1, 2002, acceptance of rollover contributions from a 401(k), 403(b), and 457 plan, as well as taxable rollovers from a non-conduit IRA and from spousal beneficiaries are allowed.

   Effective January 1, 2002, acceptance of after-tax employee contributions included in an eligible rollover distribution from another qualified plan is allowed.

   Effective July 1, 2002, participants who are age 50 or older are permitted supplemental "catch-up" pre-tax contributions.

NOTE 11. OTHER MATTERS

On October 28, 2001, Hughes and GM, together with EchoStar Communications Corporation ("EchoStar"), announced the signing of definitive agreements that provide for the split-off of Hughes (or a company holding all of the capital stock of Hughes) from GM and the combination of the Hughes business with EchoStar by means of a merger ("Merger"). The Merger is subject to a number of conditions and no assurances can be given that the transactions will be completed.

                   HUGHES NON-BARGAINING EMPLOYEES THRIFT AND
                    SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN
         (FORMERLY HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN)
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000 - Concluded


NOTE 12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Non-Bargaining Plan                                   2001          2000
-------------------                                  ------        ------
Net assets available for benefits per the
   Financial statements                           $2,558,842    $3,140,051
Payable to participants                                1,184         3,475
                                                   ---------     ---------
Net assets available for benefits per Form 5500   $2,557,658    $3,136,576
                                                   =========     =========

Benefit payments per the financial statements       $273,356      $445,274
Payable to participants - Current Year                 1,184         3,475
Payable to participants - Prior Year                  (3,475)       (5,675)
                                                   ---------     ---------
Benefit payments per Form 5500                      $271,065      $443,074
                                                   =========     =========


Savings Plus (Formerly Bargaining)                    2001          2000
----------------------------------                   ------        ------
Net assets available for benefits per the
   Financial statements                             $121,558      $155,157
Payable to participants                                   66           210
                                                     -------       -------
Net assets available for benefits per Form 5500     $121,492      $154,947
                                                     =======       =======

Benefit payments per the financial statements        $18,478       $26,605
Payable to participants - Current Year                    66           210
Payable to participants - Prior Year                    (210)         (291)
                                                   ---------     ---------
Benefit payments per Form 5500                        18,334        26,524
                                                     =======       =======